JOINT - STOCK COMPANY

03 SEP 25 7:21



AEROFLOT



Russian Airlines

37, korp.9, Len
Moscow, Russia
Tel.: (095) 155-
Fax: (095) 752-9
Telex: 411969

03032259

SUPPL

Date 08.09.03 our ref. 123-259

Office of Chief Counsel (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549.

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Dear Sir / Madam,

In accordance with our obligations (regulated by the Rule 12g3 – 2(b)) we send You a financial results of JSC "Aeroflot" as for 2002 in accordance with IAS and press – release on the decisions of the meeting of the Board of directors as for September 2, 2003
Attached 36 pages.

Code of the emitter is 82 – 4592.

If You would have any questions, please contact us by phone (095) 258 06 86 or by E-mail: afokeeva@aeroflot.ru.

Sincerely Yours,

Dmitry Smurov

Deputy Director of Corporate
Property Department

Joint – Stock Company

"Aeroflot – Russian Airlines"

9/25

(82 – 4592)

JSC "Aeroflot Russian Airlines"
Tel./Fax (095) 752-90-71,
Tel:. (095) 903 98 20
www.aeroflot.ru,
presscentr@aeroflot.ru
www.aeroflotbonus.ru

On September 2, 2003 it was regular meeting of the Board of directors.

The Board of Directors approved financial results of activity of the company as for the year 2002 in accordance with International Accounting Standards.

In 2002 net profit of the Company is 89,3 million USD that is more than in the year 2001(20.1 million USD) in 4 times. Company's revenue in 2002 upraised to 1,563 billion USD, in the year 2001 it was 1,558 billion USD. In 2002 expenses of the company composed 1,404 billion USD and decreased from 1,517 billion USD in compare with results of the year 2001.

Deputy general director on finance and planning Mr. Michael I. Poluboyarinov presented report "On operating and financial results for the year 2003 forecast".

From August the situation will be more stable and in the 4th quarter 2003 it is expecting backup of the traffic volume to the regions: America, South-East Asia, Middle East.

In accordance with presented forecast JSC "Aeroflot" is planning not only to execute planned tasks, including profit, but to achieve better results on operating and financial results (including profit) than it were planned as for results of activity in 2003.

The Board of Directors appointed new members of the Board of Management: Belikh Yuri Ilyich – Technical director of JSC "Aeroflot" and Poluboyarinov Michael Igorevich – Deputy general director on finance and planning.

The Board of Directors approved personal body of three committees of the board of directors: on strategy, on staff and remunerations, on audit.

Chairman of mentioned committees earlier were appointed following members of the Board of Directors: Alexander V. Nerad'ko, Eugeniy I. Shaposhnikov, Grigory M. Finger.

In preliminary order it was discussed the claim on extraordinary general meeting to re – elect members of the board of directors and members of Audit Committee from shareholder National Reserve Bank, who owns 10% of shares of JSC "Aeroflot". After all the legal formalities will be executed in the first half of September it is palling to take a decision on calling of extraordinary meeting of shareholders.

(82 - 4592)

OPEN JOINT STOCK COMPANY "AEROFLOT - RUSSIAN AIRLINES" AND SUBSIDIARIES

Independent Auditors' Report

Consolidated Financial Statements
For the year ended 31 December 2002

OPEN JOINT STOCK COMPANY "AEROFLOT - RUSSIAN AIRLINES" AND SUBSIDIARIES

TABLE OF CONTENTS

Deloitte & Touche Regional
Consulting Services Limited
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow 125009
Russia

Tel: 7 (095) 787 0600
Fax: 7 (095) 787 0601
www.deloitte.ru

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Shareholders of OJSC "AEROFLOT - Russian Airlines":

We have audited the accompanying consolidated balance sheet of OJSC "AEROFLOT - Russian Airlines", an open joint stock company, and its subsidiaries (the "Group"), as of 31 December 2002 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Group as of 31 December 2001 were audited by another auditor whose report dated 31 May 2002 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2002, and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to Note 3 in the accompanying consolidated financial statements that provide discussion of the financial condition of the Group and uncertainties regarding the Group's liquidity and financial position. The Group reported a deficit in working capital of $141.5 million as of 31 December 2002. Management has developed plans and is actively addressing these and other financial and operating issues in order to improve profitability and to strengthen the financial position and liquidity of the Group. The ultimate improvement in operating results and financial condition are dependent on management's success in achieving their established plans and objectives. The accompanying consolidated financial statements have been prepared on the basis of a going concern and do not include any adjustments that might be necessary should management not be able to achieve their planned results.

Deloitte & Touche

16 June 2003

OJSC "AEROFLOT - RUSSIAN AIRLINES" AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Notes	Year ended 31 December 2002	Year ended 31 December 2001
		$ million (except earnings per share amounts)	**$ million** (except earnings per share amounts)
Traffic revenue	5	1,244.3	1,221.1
Other revenue	6	318.7	336.9
Revenue		**1,563.0**	**1,558.0**
Operating costs	7	(1,081.8)	(1,218.3)
Staff costs	8	(215.4)	(195.2)
Depreciation		(107.0)	(104.4)
Operating costs		**(1,404.2)**	**(1,517.9)**
Operating income		**158.8**	**40.1**
Interest expense	9	(34.6)	(44.9)
Interest income		5.2	3.7
Share of income in associated undertakings	24	5.9	6.3
Foreign exchange and translation gain, net		6.6	1.7
Non-operating (loss) income, net	10	(9.0)	3.8
Income before taxation and minority interest		**132.9**	**10.7**
Taxation	11	(41.6)	11.1
Income after taxation		**91.3**	**21.8**
Minority interest share of net income	21	(2.0)	(1.7)
Net income		**89.3**	**20.1**
Earnings per share		**$ 0.080**	**$ 0.018**



V.M.Okulov
General Director

16 June 2003



M.I. Poluboyarinov
Deputy General Director
Finance and Planning

The accompanying notes form an integral part of these consolidated financial statements. The Independent Auditor's Report is presented on page 1.

OJSC "AEROFLOT - RUSSIAN AIRLINES" AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

Assets	Notes	31 December 2002 $ million	31 December 2001 $ million
Current assets			
Cash and cash equivalents	12	32.0	20.2
Short-term aircraft lease deposits		6.5	-
Short-term investments		6.8	5.1
Accounts receivable and prepayments, net	13	243.9	241.9
Inventories	14	31.2	25.4
		320.4	**292.6**
Long-term assets			
Long-term investments, net	15	27.7	18.3
Aircraft lease deposits		27.4	20.2
Deferred tax assets	11	6.3	5.4
Other non-current assets		3.3	6.9
Prepayment for property, plant and equipment	26	31.5	-
Property, plant and equipment, net	16	468.8	768.8
		565.0	**819.6**
Total assets		**885.4**	**1,112.2**
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and accrued liabilities	17	330.9	382.0
Short-term borrowings	19	109.7	131.1
Current portion of finance leases payable	20	21.3	49.5
		461.9	**562.6**
Long-term liabilities			
Long-term borrowings		3.2	3.2
Finance leases payable	20	113.8	339.4
Non-current accounts payable and accrued liabilities	18	97.3	83.3
Deferred tax liabilities	11	36.5	38.4
		250.8	**464.3**
Minority interest	21	**7.9**	**7.6**
Shareholders' equity			
Share capital	22	51.6	51.6
Retained earnings	23	113.2	26.1
		164.8	**77.7**
Total liabilities and shareholders' equity		**885.4**	**1,112.2**



V.M.Okulov
General Director



M.I. Poluboyarinov
Deputy General Director
Finance and Planning

16 June 2003

The accompanying notes form an integral part of these consolidated financial statements. The Independent Auditor's Report is presented on page 1.

OJSC "AEROFLOT - RUSSIAN AIRLINES" AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended 31 December 2002	Year ended 31 December 2001
	$ million	$ million
Cash flows from operating activities:		
Income before taxation and minority interest	132.9	10.7
Adjustments to reconcile income before taxation and minority interest to net cash provided by operating activities:		
Depreciation of property, plant and equipment	107.0	104.4
Loss on disposal of property, plant and equipment	25.5	7.8
Increase in provisions and asset impairments	2.8	22.5
(Decrease) increase in accrued interest payable	(4.7)	2.3
Share of income in associated undertakings	(5.9)	(6.3)
Gain on remeasurement of available for sale investments to fair value	(6.5)	-
Increase in accounts receivable	(38.5)	(104.0)
Increase in inventories	(5.8)	(2.8)
Increase in accounts payable and accrued liabilities	2.5	13.2
Income tax paid	(49.3)	-
Net cash provided by operating activities	160.0	47.8
Cash flows from investing activities:		
Purchases of property, plant and equipment	(89.5)	(80.6)
Proceeds from sale of property, plant and equipment	218.3	1.3
Acquisition of short-term investments, net	(1.7)	(3.5)
Acquisition of long-term investments, net	(1.0)	(3.0)
Dividends received	2.6	5.0
Net cash provided by (used in) investing activities	128.7	(80.8)
Cash flows from financing activities:		
Capital element of finance lease	(252.5)	(46.1)
Dividends paid	(2.8)	(0.3)
(Repayment of) proceeds from borrowings	(21.3)	66.3
Net cash (used in) provided by financing activities	(276.6)	19.9
Change in cash and cash equivalents	**12.1**	**(13.1)**
Beginning of the year	21.2	34.8
Effect of exchange rate change	(0.3)	(0.5)
Cash and cash equivalents	**33.0**	**21.2**
Supplemental cash flow information:		
Interest paid	(39.3)	(42.5)
Interest received	1.4	1.5

Note:

Included in Cash and cash equivalents as of 31 December 2002 and 2001 are $1.0 million of restricted cash held by the Company's representative offices abroad. Restrictions are due to the specific local currency regulations. Restricted cash was classified as "Other non-current assets" in the accompanying consolidated balance sheets.





V.M.Okulov
General Director

M.I. Poluboyarinov
Deputy General Director
Finance and Planning

16 June 2003

OJSC "AEROFLOT - RUSSIAN AIRLINES" AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Retained earnings	Total
	$ million	$ million	$ million
At 31 December 2000	**51.6**	**16.7**	**68.3**
Effect of IAS 39 initial application (i)	-	(9.6)	(9.6)
Net income	-	20.1	20.1
Dividends - 2000 (Note 23)	-	(1.1)	(1.1)
At 31 December 2001	**51.6**	**26.1**	**77.7**
Net income	-	89.3	89.3
Dividends - 2001 (Note 23)	-	(2.2)	(2.2)
At 31 December 2002	**51.6**	**113.2**	**164.8**

i) At 1 January 2001 the Group changed its accounting policy with respect to the measurement of financial instruments in order to comply with IAS 39, "Financial Instruments: Recognition and Measurement". As of 1 January 2001 the Group had lease deposits, which were previously recorded at cost. As of 1 January 2001 the Group re-measured those assets at amortized cost. The adjustment of the previous carrying amount to amortized cost, net of income tax of $5.4 million, is recognized as a prior year adjustment.



V.M.Okulov
General Director

16 June 2003



M.I. Poluboyarinov
Deputy General Director
Finance and Planning

The accompanying notes form an integral part of these consolidated financial statements. The Independent Auditor's Report is presented on page 1.

1. NATURE OF THE BUSINESS

Aeroflot - Russian Airlines ("the Company") was formed as a joint stock company following a governmental decree in 1992. The 1992 decree conferred all rights and obligations of Aeroflot Soviet Airlines and its structural units, excluding its operations in Russia and Sheremetevo Airport, to the Company, including inter-government bilateral agreements and agreements signed with foreign airlines and enterprises in the field of civil aviation. The principal activity of the Company is the provision of passenger and cargo air transportation services both domestically and internationally and other aviation services from its base at Moscow Sheremetevo Airport. The Company and its subsidiaries (collectively "the Group") also includes activities comprising airline catering, the operation of a hotel and insurance services. Associated undertakings mainly comprise hotel and duty-free retail businesses.

At 31 December 2002 and 2001, the Government of the Russian Federation owned 51% of the Company. The Company's headquarters are located in Moscow at Leningradsky Prospect 37. The average number of employees in the Company during 2002 was approximately 15.0 thousand (15.3 thousand – in 2001).

The table below provides information on the Group's aircraft fleet as of 31 December 2002:

Type of aircraft	Ownership	Aeroflot-Russian Airlines (quantity)	Aeroflot-Don (quantity)	Group total (quantity)
Ilyushin Il-96-300	Owned	6	-	6
Ilyushin Il-62M	Owned	10	-	10
Ilyushin Il-86	Owned	14	-	14
Ilyushin Il-76 TD (cargo)	Owned	10	-	10
Tupolev Tu-154	Owned	20	10	30
Tupolev Tu-134	Owned	12	4	16
Antonov An-12	Owned	-	3	3
Airbus A-310	Finance lease	4	-	4
Tupolev Tu-134	Operating lease	3	-	3
Boeing 737-400	Operating lease	10	-	10
Airbus A-310	Operating lease	7	-	7
Boeing 767-36 NER	Operating lease	4	-	4
Boeing 777-2Q8	Operating lease	2	-	2
McDonnell Douglas DC10-40F	Operating lease	2	-	2
		104	**17**	**121**

2. RUSSIAN ENVIRONMENT AND ECONOMIC CONDITIONS

Currency exchange and control

Foreign currencies, in particular the US Dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the Russian Ruble's value fell significantly against the US Dollar, falling from a pre-crisis rate of approximately 6 Russian Rubles to 1 US Dollar, to 27 Russian Rubles to 1 US Dollar by the end of 1999. During 2000, 2001 and 2002, the Russian Ruble's value fluctuated between a low of 26.9 and a high of 31.9 to 1 US Dollar. As of 16 June 2003, the exchange rate was 30.51 Russian Rubles to 1 US Dollar.

The following table summarizes the exchange rate of the Russian Ruble to 1 US Dollar for the years ended 31 December 2002, 2001 and 2000.

At December 31 --	Exchange rate
2002	31.78
2001	30.14
2000	28.16

The Group's principal currency exchange rate risks are its ability to recover investments in non-monetary assets, specifically property, plant and equipment, as well as exposure to currency exchange losses and the ability to repay its foreign currency denominated obligations (primarily aircraft finance lease obligations).

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Russian Ruble. Such regulations place restrictions on the conversion of Russian Rubles into foreign currencies and establish requirements for conversion of foreign currency sales to Russian Rubles.

Inflation

The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

For the years ended December 31 --	Annual inflation
2002	15.1%
2001	18.8%
2000	20.2%

The Company's principal inflation rate risk relates to the Company's ability to raise tariffs for tickets sold in Russia in line with the growth of operating expenses caused by inflation. In the event high levels of inflation continue, the Company could have financial difficulties accompanied by further deterioration in its results of operations and liquidity position.

3. LIQUIDITY AND MANAGEMENT PLANS

At 31 December 2002, the Group had a working capital deficiency of $141.5 million, an improvement of $128.5 million from 31 December 2001. To further improve liquidity, subsequent to 31 December 2002, the Group intends to obtain long-term financing in 2003 from a Russian bank.

To implement a new corporate vision and strategy, the Group continued rescheduling its network. Several new routes expected to be profitable were opened while unprofitable routes were closed in 2002. Frequencies of flights were increased significantly which resulted in improved breadth and depth of the Group's network. Aircraft utilization increased by approximately 2.6 percent in 2002 compared to 2001 and is expected to further increase in 2003. In 2002 the Company commenced a restructuring of its foreign aircraft fleet, which should result in lease expense savings. The fleet will be comprised of aircraft produced after 1999, which should decrease maintenance expenses.

During 2002 the Company continued to expand code-sharing operations with other airlines. Route connections improved by 9 percent in 2002 and are planned to increase further. In 2002 the overall load factor reached 65.3 percent. In 2002 the share of higher classes passengers reached 16.7 percent for European routes. The Group continues a campaign to increase further the share of higher classes passengers.

Management of the Group has developed a cost reduction program to reduce operating costs in 2003 and subsequent years. In particular, increased efficiency of fleet utilization is expected to result in a reduction of fuel costs, which is a major component of the Group's operating expenses. In 2002 the Group took the following cost reduction measures: consolidation of fuel suppliers, increased share of direct supplies and utilization of geographic difference in fuel prices.

Considering the improvement in 2002 performance, actions taken to date and management plans for the future, management believes it is appropriate to prepare the consolidated financial statements on the basis of a going concern.

4. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements are presented in millions of US Dollars. All significant subsidiaries under legal and/or actual control of the Company are included in the consolidated financial statements. A listing of the Group's principal subsidiaries is set out in Note 30.

The Group maintains its accounting records in accordance with Russian accounting legislation and regulations (RAL) in Russian Rubles. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with the standards prescribed by the International Accounting Standards Board.

Measurement currency

The majority of revenues are denominated in US Dollars and settled in US Dollars or other foreign currency. The majority of assets, purchases, finance and operating leases, and liabilities are denominated in US Dollars, as is a significant portion of operating expenses. Therefore the US Dollar has been determined as the measurement currency of the Company. Transactions and balances not already measured in US Dollars have been re-measured to US Dollars in accordance with IAS 21, "The Effect of Changes in Foreign Exchange Rates".

Certain subsidiaries of the Company use the Russian Ruble as the measurement currency to comply with SIC 19 "Reporting Currency-Measurement and Presentation of Financial Statements under IAS 21 and IAS 29" and follow IAS 29 "Financial Reporting in Hyperinflationary Economies".

Consolidation
Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations are consolidated. Subsidiaries are consolidated from the date on which effective control is obtained by the Group and are no longer consolidated from the date of disposal or loss of control. Where a partly owned subsidiary has a net asset deficiency the deficiency is attributed to the Group in full and no amount is assigned to the minority interest, unless the minority owner had a legally enforceable obligation to contribute additional funds. All intercompany transactions, balances and unrealized surpluses and deficits on transactions between group companies are eliminated.

Investments in associates
Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group owning, directly or indirectly, between 20 percent and 50 percent of the voting share capital or by exerting significant influence through other means. The Group's share of the net income or losses of associates is included in the consolidated income statement, and the Group's share of the net assets of associates is included in the consolidated balance sheet. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates and unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. A listing of the Group's principal associated undertakings is shown in Note 30.

Management estimates
The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and the reported amounts of revenues and operating costs during the reporting period. The most significant estimates relate to: the realisability and depreciable lives of property, plant and equipment; provision for bad and doubtful accounts; calculation of revenue from other airline revenue agreements; contingent liabilities; and deferred taxation. Actual results could differ materially from these estimates.

Revenues
Traffic revenue is recognized when the transportation service is provided. Passenger and cargo sales for which transportation has not yet been provided are shown as deferred revenue.

Other revenue is recognized at the time the service is provided.

Segment reporting
For the purposes of segment disclosure the Group determined the following segments:

a) Business segments
The principal business segments are airline operations, airline catering, hotel operations and other.

b) Geographical segments

The operations of all segments are based in the Russian Federation. With respect to scheduled passenger and cargo activities, the following geographical analysis is provided:

i) *Geographical analysis of revenue from flights* - The analysis of revenue from scheduled flights is based upon the geographical location of the place of flight origin.

ii) *Geographical analysis of net assets* - The major revenue-earning assets of the Company are comprised of the aircraft fleet. Since the Company's aircraft fleet is employed flexibly across its worldwide route network, there is no suitable basis of allocating such assets and liabilities to geographical segments.

Property, plant and equipment

Property, plant and equipment is stated at cost or valuation as described below which do not exceed their estimated net realizable values. Depreciation is calculated so as to amortize the cost or valuation (less estimated salvage value where applicable) over the remaining useful lives of the assets.

a) Fleet

i) *Owned aircraft and engines* - Aircraft and engines owned by the Group as of 31 December 1995 were stated at depreciated replacement cost based upon external valuations denominated in US Dollars. Subsequent purchases are recorded at cost. The valuation was conducted by Airclaims, an international firm of aircraft appraisers. The Group has chosen not to re-value these assets subsequent to 1995. The 1995 revaluation reserve has been utilized to absorb the depreciation of revaluation adjustments made in 1995.

ii) *Finance leased aircraft and engines* - Where assets are financed through finance leases, under which substantially all the risks and rewards of ownership are transferred to the Group, the assets are treated as if they had been purchased outright. The Group recognizes finance leases as assets and liabilities in the balance sheet as amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. The corresponding obligation, reduced by the capital portion of lease payments made, is included in payables. The interest element of the lease payments made is included in interest expense in the income statement.

iii) *Capitalised maintenance costs* - The valuation of the aircraft and engines as of 31 December 1995 reflects the maintenance condition as measured on the basis of previous expenditure on major overhauls and the estimated usage since the previous major overhaul. Amounts spent on major maintenance overhauls subsequently have been capitalised and depreciated to the projected date of the next overhaul. Other maintenance costs are expensed as incurred.

iv) *Depreciation* - The Group depreciates fleet assets owned or held under finance leases on a straight-line basis to the end of their estimated useful life. Salvage value for the foreign fleet is estimated as 5% of the historic cost, while salvage value for Russian aircraft is zero. Engines are depreciated on a straight-line basis to the end of the useful life of the related type of aircraft. Operating lives for the Russian fleet range from 11 to 25 years, for the foreign fleet – 16 years to 20 years. These lives are reviewed periodically.

b) Land and buildings, plant and equipment and other assets under construction
Property, plant and equipment is stated at historical US Dollar cost. Provision is made for the depreciation of property, plant and equipment based upon expected useful lives or, in the case of leasehold properties, over the duration of the leases. These useful lives range from 10 to 20 years.

Impairment of assets
At each balance sheet date an assessment is made as to whether there is any indication that the Group's assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. When such a decline has occurred, the carrying amount of the assets is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as an expense in the income statement. Any subsequent increase in the recoverable amount of the assets would be written back when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

The recoverable amount is determined as the higher of the assets' net selling price and value in use. The value in use of the assets is estimated based on forecast future cash inflows and outflows to be derived from continuing use of the assets and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate.

Lease deposits
Lease deposits represent amounts in foreign currency paid to the lessors of foreign aircraft, which are held as security deposits by lessors in accordance with the provisions of finance and operating lease agreements. Part of these deposits are interest-free. Interest-free deposits have been recorded at amortized cost using average market yield of 5.9 percent.

Operating leases
Payments under operating leases are charged to the income statement in equal annual amounts over the period of the lease.

Investments
The Group adopted IAS 39, "Financial Instruments: Recognition and Measurement" on 1 January 2001. Accordingly, investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity other than loans and receivables originated by the Group are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Company, are classified as available-for-sale.

The Group had no securities classified as trading securities or held-to-maturity as of 31 December 2002 and 2001. Available-for-sale investments are stated at market value determined on an individual investment basis. Investments in equity instruments of other companies that do not have a quoted market price are stated at cost less impairment loss since it is not practicable to determine the fair value of such investments. Unrealized gains and losses are included in the determination of net income. Income from available-for-sale investments is included in other non-operating income in the consolidated statement of operations.

Inventories
Inventories are valued at the lower of cost or net realizable value as determined by the "first-in, first-out" method. Inventories are reported net of provisions for slow moving or obsolete items.

Accounts receivable
Accounts receivable are stated in the balance sheet at their net realizable value after deducting provision for bad and doubtful accounts.

Financial instruments
Financial assets and financial liabilities carried on the balance sheet include cash and cash equivalents, marketable securities, trade and other accounts receivable and payable, borrowings, investments, and notes payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

a) Credit risks
The sale of passage and freight transportation is largely processed through agencies which are normally linked to country-specific clearing systems for the settlement of passage and freight sales. Individual agents operating outside of the Russian Federation are checked by clearing centres. Individual agents operating in the Russian Federation are checked in-house.

Receivables and liabilities between major airlines, unless otherwise stipulated in the respective agreements, are settled on a bilateral basis or by settlement through a clearing house of the International Air Transport Association (IATA).

The Group has a significant amount of non-trade related accounts receivable, the recovery of which could be influenced by economic factors. Management however believes there are no significant risks of loss for bad debt to the Group beyond the provisions already made.

b) Fair value
The fair value of financial instruments is determined with reference to various market information and other valuation methods as considered appropriate. At balance sheet date, the fair values of financial instruments held by the Group did not materially differ from their recorded book values.

Management does not believe that it is practicable to estimate the fair value of the Group's long-term investments in share capital of certain Russian companies. These instruments are not traded in the Russian financial markets and an objective estimate of fair value is not available.

c) Foreign exchange risk
A majority of sales and purchases are denominated in US Dollars and hence the foreign exchange risk to the Group is minimised. Borrowings are all denominated in US Dollars further reducing foreign currency exposure in US Dollar terms. The Group does not manage foreign exchange risk through the use of hedging instruments but rather matches revenues and expenses in the same currency to limit exposure.

d) Interest rate risk
The Group's main exposure to interest rate risk is from its finance lease liabilities and short term borrowings. The Group does not use financial hedging instruments as they are not currently available on the Russian market. The Group manages its interest rates exposure by fixing interest rates on its liabilities under a portion of its aircraft lease agreements.

Foreign currency translation
Monetary assets and liabilities denominated in currencies other than US Dollars at the balance sheet date are translated into US Dollars at the year-end exchange rate. Exchange differences arising from the settlement of transactions denominated in currencies other than the US Dollar are included in the results at the settlement date using the exchange rate prevailing at that time. Translation differences arising from the above procedures are credited/charged to the income statement.

The Russian Ruble is not a freely convertible currency outside the Russian Federation and, accordingly, any conversion of Russian Ruble amounts to US dollars should not be considered as a representation that Russian Ruble amounts have been, could be or will be in the future, converted into US dollars at the exchange rate shown or at any other exchange rate.

Profit tax
The profit tax rate for industrial enterprises in Russia in 2001 was 35%. Commencing 1 January 2002 the rate has been decreased to 24%.

Deferred profit taxes
Deferred tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12, "Income Taxes", Revised 1996 ("IAS 12"). IAS 12 requires the use of a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet. As of 31 December 2002 and 2001 deferred tax assets and liabilities have been measured based on a tax rate of 24%.

Employee benefits
The Company makes certain payments to employees on retirement, or when they otherwise leave the employment of the Company. These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. For such plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the average service lives of employees. Actuarial gains and losses are recognized in the income statement immediately.Where such post-employment employee benefits fall due more than 12 months after the balance sheet date, they are discounted using a discount rate determined by reference to the average market yields at the balance sheet date.

The Company also participates in a defined contribution plan under which the Company has committed to contribute a certain percentage (from 15% to 30% in 2002) of contribution made by an employee choosing to participate in the plan. Contributions made by the Company on defined contribution plans are charged to expense when incurred. Contributions are additionally made to the Government's social and medical insurance, retirement benefit plans at the statutory rates in force during the year. The costs of these benefits are charged to the income statement as incurred.

Cash and cash equivalents
For the purposes of the statement of cash flows, cash and cash equivalents consist of cash on hand and balances with banks and short-term interest bearing accounts which are used in the day to day financing of the Group's airline activities.

Value added taxes
Value added taxes ("VAT") related to sales are payable to the tax authorities upon recording of sales. Input VAT is reclaimable against output VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. Output VAT payable and input VAT related to purchase transactions which have not been settled at the balance sheet date are recognized in the balance sheet on a gross basis.

Frequent flyer program
The Company records an estimated liability for the incremental cost associated with providing free transportation under the "Aeroflot Bonus" program (see also Note 17) when a free travel award is earned. Principal incremental costs include aircraft fuel costs, third-party passenger services (such as catering services) and airport charges. The liability is included in accounts payable and accrued liabilities, and is adjusted periodically based on awards earned, awards redeemed and changes in the "Aeroflot Bonus" program. The costs are included in sales and marketing expenses in the income statement.

Dividends
Dividends are recognized at the date they are declared by the shareholders in general meeting. Retained earnings legally distributable by the Company are based on amounts available for distribution in accordance with applicable legislation and reflected in the statutory financial statements. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

Earnings per share

Earnings per share are calculated by dividing the income for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. There are no potentially diluted common stock equivalents.

Borrowing costs

Borrowing costs are expensed as incurred unless relating to loans which fund capital projects. To the extent borrowing costs are directly attributable to qualifying assets they are capitalized with the relevant asset from the date the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred until the related qualifying asset is substantially ready for its intended use and are subsequently charged to the income statement in the period over which the asset is depreciated.

Provisions

A provision is recognized when, and only when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Subsequent events

Post-year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

5. TRAFFIC REVENUE

By sector	2002	2001
	$ million	$ million
Scheduled flights:		
Passengers	1,092.9	1,071.1
Cargo	97.8	74.5
Charter flights:		
Passengers	27.6	44.6
Cargo	26.0	30.9
	1,244.3	1,221.1

By region	2002	2001
	$ million	$ million
a) Scheduled passenger revenue		
International flights from Moscow to:		
Europe	229.2	218.9
Asia	106.0	105.9
North America	53.5	51.3
Other	38.6	44.5
International flights to Moscow from:		
Europe	227.3	213.2
Asia	112.2	112.1
North America	49.4	47.0
Other	39.7	46.3
Other international flights	20.1	20.2
Domestic flights	216.9	211.7
	1,092.9	1,071.1

b) Scheduled cargo revenue	2002	2001
	$ million	$ million
International flights from Moscow to:		
Europe	10.7	6.1
Asia	4.9	3.2
North America	5.9	3.1
Other	2.8	1.8
International flights to Moscow from:		
Europe	17.9	10.2
Asia	27.0	20.5
North America	3.9	3.2
Other	5.1	3.1
Other international flights	10.0	11.1
Domestic flights	9.6	12.2
	97.8	74.5

6. OTHER REVENUE

By sector	2002	2001
	$ million	*$ million*
Airline revenue agreements	259.4	273.5
Ground handling and maintenance	13.2	15.6
Catering services	14.0	14.6
Hotel revenue	9.4	9.1
Re-fuelling services	12.1	10.4
Other revenue	10.6	13.7
	318.7	**336.9**

Airline revenue agreements represent primarily revenue from pooling, code-sharing and bilateral air service agreements.

Included in other revenue for 2002 and 2001 is revenue from management services provided by the Company to its associated undertaking Aerofirst in the amount of $2.5 million and $2.3 million, respectively.

7. OPERATING COSTS

	2002	2001
	$ million	$ million
Aircraft fuel	274.7	358.7
Aircraft and traffic servicing	244.8	259.3
Maintenance	109.7	112.5
Sales and marketing	103.2	110.7
Operating lease expenses	104.2	99.5
Administration and general expenses	69.5	83.2
Operating taxes	30.6	56.9
Third-party passenger services	32.5	41.5
Communication expenses	35.3	35.9
Increase in provision for bad and doubtful accounts	6.2	5.6
Fines and penalties	16.4	-
Other expenses	54.7	54.5
	1,081.8	**1,218.3**

Sales and marketing expenses include incremental costs associated with providing free transportation under the frequent flyer "Aeroflot Bonus" program related to free travel awards earned during the year. These costs amounted to $1.7 million in 2002 and $4.6 in 2001.

In 2002 fines and penalties relate to early termination of finance leases of ten Boeing B-737's (refer also to Notes 10 and 26).

8. STAFF COSTS

	2002	2001
	$ million	$ million
Wages and salaries	168.3	152.8
Social security costs	10.7	12.5
Pension costs	36.4	29.9
	215.4	195.2

The Company continued participation in a non-government pension fund to provide additional pensions to some of its employees upon their retirement. The pension fund requires contributions from both employees and the Company and is a defined contribution scheme for the employer. In 2002 and 2001, the Company made pension contributions to the fund amounting to $0.4 million and $0.5 million, respectively.

Further, the Company makes payments, on retirement, to employees participating in the plan with three or more years service. These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. As of 31 December 2002 an accrual of $8.2 million, representing the net present value of the future benefits the Company expects to pay, has been included in wages and social contributions payable in the amount of $1.0 million (current portion) and in non-current accounts payable and accrued liabilities in the amount of $7.2 million (long-term portion).

9. INTEREST EXPENSE

	2002	2001
	$ million	$ million
Finance leases	20.1	28.6
Short-term bonds	5.3	3.2
Long-term borrowings	-	0.3
Short-term borrowings	9.2	12.8
	34.6	44.9

10. NON-OPERATING (LOSS) INCOME, NET

	2002	2001
	$ million	$ million
Loss on disposal of property, plant and equipment, net (i)	(25.5)	(7.3)
Dividend income	0.7	0.5
Gain from disposal of short-term investments, net (ii)	1.4	-
Gain from disposal of long-term investments, net (iii)	1.0	-
Gain on remeasurement of available for sale securities to fair value (iv)	6.5	-
Other income and expenses, net (v)	6.9	10.6
	(9.0)	3.8

i) In 2002 the Company restructured finance leases on ten Boeing 737-400 aircraft into operating leases (refer also to Note 25). Loss on disposal of such aircraft comprised $29.7 million and is shown net of $12.1 million related amortization on security lease deposits.

ii) Included in gain from disposal of short-term investments for 2002 is gain from transactions with promissory notes of third parties (discounts granted to the Company).

iii) Included in gain from disposal of long-tem investments for 2002 is cost of depository certificates representing an economic interest in Class A shares of Equant N. V., a subsidiary of SITA (Societe Internationale de Telecommunications Aeronautiques) (refer also to Note 15).

iv) Included in gain on remeasurement of available-for-sale securities for 2002 is difference between purchase price and market value of France Telecom shares as of 31 December 2002 (refer also to Note 15).

v) Included in other income for 2002 is income from release of provision for long-term investments in amount of $1.8 million and income from fines and penalties received by the Group in amount of $1.4 million.

In September 2001 Ilyushin-86 aircraft was damaged while emergency landing in Dubai, United Arab Emirates. The aircraft was not rehabilitated. Included in other income and expenses for 2001 is insurance compensation received amounting to $6.1 million, net of the carrying value of the aircraft written-off of $0.5 million and costs associated with the accident of $0.7 million.

In 2001 the Company received insurance compensation amounting to $4.5 from the Ministry of Foreign Affairs of the Russian Federation in respect of lost profits in the region of Kuwait as a result of the Iraq invasion in 1990.

11. TAXATION

	2002	2001
	$ million	**$ million**
Current income tax charge	(42.9)	(41.9)
Deferred income tax benefit	2.8	56.1
Share of income taxes of associated companies	(1.5)	(3.1)
	(41.6)	**11.1**

Income before taxation for financial reporting purposes is reconciled to taxation as follows:

	2002	2001
	$ million	$ million
Income before taxation and minority interest	132.9	10.7
Theoretical tax at statutory rate of 24% for the year ended 31 December 2002 and of 35% for the year ended 31 December 2001	(31.9)	(3.7)
Effect of tax rate decrease from 35% to 24% for 2001	-	15.2
Tax effect of items which are not deductible or assessable for taxation purposes:		
Non-deductible foreign exchange losses	(0.2)	(5.3)
Non-deductible expenses	(13.0)	(28.1)
Revaluation of aircraft engines for statutory purposes	-	22.4
Revaluation of hotel building for statutory purposes	-	9.0
Non-taxable income	4.2	2.3
Other non-temporary differences	(0.7)	(0.7)
Taxation	**(41.6)**	**11.1**

Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profits tax purposes. As described in Note 4 starting 1 January 2002 the profit tax rate in Russia has been decreased from 35% to 24%. The tax effect of the movement on these temporary differences is recorded at the rates of 24% for the years ended 31 December 2002 and 2001. The impact of the tax rate decrease on deferred tax liabilities, net as of 31 December 2001 is $15.2 million.

In 2002 the Company restructured certain aircraft finance leases into operating leases (see also Note 10). Accordingly deferred tax liability as of 31 December 2002 decreased.

The Company performed revaluation of owned aircraft engines as of 1 January 2001 for Russian statutory accounting and tax purposes. In addition, one of its subsidiaries, ZAO "Sherotel", performed statutory revaluation of a hotel building as of 1 January 2001. The results of these revaluations did not affect (and will not affect in the future) the carrying value of the assets reflected in the financial statements prepared in accordance with IFRS. These revaluations resulted in an increase of tax base of assets being revalued and, therefore, in the decrease of the difference between the carrying value of the assets reflected in the accompanying balance sheet as of 31 December 2001 and their tax base. Accordingly, deferred tax liability as of 31 December 2001 decreased. Tax effect of the change in the tax base of aircraft engines amounted to $22.4 million and of the change in tax base of the building to $9.0 million.

On 1 January 2001 the Group changed its accounting policy with respect to the measurement of financial instruments in order to comply with IAS 39, "Financial Instruments: Recognition and Measurement". As of 1 January 2001 the Group had interest-free lease deposits which were previously recorded at cost which were re-measured at amortized cost. Remeasurement resulted in a negative difference between the carrying value of lease deposits and their tax base and, accordingly, resulted in a deferred tax asset. The deferred tax effect of the change in carrying value of lease deposits of $5.4 million is recorded as an adjustment of the balance of retained earnings at the beginning of 2001.

	31 December 2002	Movement for year	31 December 2001	Movement for year	31 December 2000
	$ million	$ million	$ million	$ million	$ million
Tax effects of temporary differences:					
Property, plant and equipment	(35.2)	3.2	(38.4)	42.1	(80.5)
Long-term investments	(17.6)	(4.5)	(13.1)	9.3	(22.4)
Accounts receivable	(2.4)	7.3	(9.7)	9.7	(19.4)
Borrowings	5.8	0.2	5.6	5.6	-
Accounts payable	19.2	(3.4)	22.6	(5.2)	27.8
Net deferred tax liabilities	(30.2)	2.8	(33.0)	61.5	(94.5)
Deferred tax assets	**6.3**	**0.9**	**5.4**	**2.8**	**2.6**
Deferred tax liabilities	**(36.5)**	**1.9**	**(38.4)**	**58.7**	**(97.1)**

Deferred tax assets relate to the difference in carrying value of property, plant and equipment and loans payable and their tax base.

12. CASH AND CASH EQUIVALENTS

	31 December 2002	31 December 2001
	$ million	$ million
Ruble bank accounts	9.5	5.3
Currency bank accounts	19.7	12.0
Cash equivalents	2.8	2.9
	32.0	**20.2**

Included in other non-current assets as of 31 December 2002 and 2001 is approximately $ 1.0 million of restricted cash held by the Group's representative offices abroad. Restrictions are due to specific local currency regulations.

13. ACCOUNTS RECEIVABLE AND PREPAYMENTS, NET

	31 December 2002	31 December 2001
	$ million	$ million
Trade receivables	174.6	116.5
Other receivables	13.1	21.3
Prepayments and accrued income	34.3	60.6
Provision for bad and doubtful accounts	(48.9)	(45.9)
	173.1	152.5
VAT and other taxes recoverable	70.8	89.4
	243.9	**241.9**

14. INVENTORIES

	31 December 2002	31 December 2001
	$ million	$ million
Fuel	4.4	7.3
Other inventory	26.8	18.1
	31.2	**25.4**

15. LONG-TERM INVESTMENTS, NET

Movements in the net book value of long-term investments consist of the following:

	Associates equity	Other equity	Other	Total
	$ million	$ million	$ million	$ million
1 January 2001	**14.5**	**2.0**	**-**	**16.5**
Additions	-	0.8	2.3	3.1
Share of undistributed income	3.2	-	-	3.2
Dividends received	(4.5)	-	-	(4.5)
31 December 2001	**13.2**	**2.8**	**2.3**	**18.3**
Additions	-	0.8	8.3	9.1
Share of undistributed income	4.5	-	-	4.5
Dividends received	(2.0)	-	-	(2.0)
Disposals	-	-	(2.2)	(2.2)
31 December 2002	**15.7**	**3.6**	**8.4**	**27.7**

As of 31 December 2001, the Company owned 1,123,241 depository certificates representing an economic interest in Class A shares of Equant N. V., a subsidiary of SITA (Societe Internationale de Telecommunications Aeronautiques) providing communication services to various international airlines. The certificates were distributed free of charge to participating airlines proportionally to their use of SITA services during the period 1990 – 1994. The Company reflected its investments in the depository certificates at cost (nil) in the consolidated balance sheet as of 31 December 2001, as those deposits did not have a quoted market price in an active market and their fair value could not be reliably measured.

In 2001 SITA was reorganized by merging with France Telecom. Reorganization provided for an exchange of shares of SITA and its subsidiaries for shares of France Telecom. Under this reorganization, the depository certificates of Equant N.V. were exchanged for 511,992 shares of France Telecom. The Company reflects its investments in France Telecom at fair value (market value) in the consolidated balance sheet. The market value of France Telecom shares as of 31 December 2001 quoted at Paris Stock Exchange was EUR 44.9 per share, or $41.3 and as of 31 December 2002 quoted at Paris Stock Exchange was EUR 14.45 per share, or $ 15.17. Refer also to Note 10.

In 2002, the Company increased its share from the OAO Insurance company "Moscow" from 14.9% as of 31 December 2001 to 94.9%. OAO Insurance company "Moscow" provides insurance services to the Company.

16. PROPERTY, PLANT AND EQUIPMENT, NET

	Owned aircraft and engines	Leased aircraft and engines	Land and buildings	Plant, equipment and other	Assets under construction (i)	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Cost or valuation						
31 December 2000	479.2	631.6	143.9	189.9	21.9	1,466.5
Additions	30.6	-	0.2	11.1	15.4	57.3
Capitalised overhaul costs	16.4	8.5	-	-	-	24.9
Transfers	-	-	9.5	0.6	(10.1)	-
Disposals	(20.4)	-	(3.2)	(9.1)	-	(32.7)
31 December 2001	505.8	640.1	150.4	192.5	27.2	1,516.0
Additions	12.6	-	-	1.3	16.5	30.4
Capitalised overhaul costs	12.5	17.5	-	-	-	30.0
Transfers	-	-	6.0	8.9	(14.9)	-
Disposals (ii)	(27.4)	(328.1)	(5.2)	(14.3)	-	(375.0)
31 December 2002	503.5	329.5	151.2	188.4	28.8	1,201.4
Depreciation						
31 December 2000	(313.3)	(223.4)	(33.0)	(95.0)	-	(664.7)
Charge for the year	(46.6)	(31.4)	(6.9)	(19.5)	-	(104.4)
Disposals	14.7	-	0.7	6.5	-	21.9
31 December 2001	(345.2)	(254.8)	(39.2)	(108.0)	-	(747.2)
Charge for the year	(46.0)	(33.8)	(6.7)	(20.5)	-	(107.0)
Disposals (ii)	24.6	81.8	1.2	14.0	-	121.6
31 December 2002	(366.6)	(206.8)	(44.7)	(114.5)	-	(732.6)
Net book amount						
31 December 2002	**136.9**	**122.7**	**106.5**	**73.9**	**28.8**	**468.8**
31 December 2001	**160.6**	**385.3**	**111.2**	**84.5**	**27.2**	**768.8**

As of 31 December 2002 and 2001 fixed assets, principally Russian aircraft and engines, of approximately $11.4 million and $12.3 million, respectively, were pledged as collateral under short-term loan agreements.

i) Assets under construction include capital expenditures made by the Company under Sheremetevo-3 terminal construction project. Capital expenditures as of 31 December 2002 and 2001 amount to $13.2 million and $10.3 million, respectively, and mainly relate to construction site preparation works. Capital expenditures in 2002 related to the project amounted to $2.9 million.

ii) In 2002 the Company sold ten Boeing 737-400 aircraft which were subject to finance leases (refer also to Notes 10 and 26).

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	31 December 2002	31 December 2001
	$ million	$ million
Trade payables and accruals (i)	164.9	179.8
Profit and other taxes payable	48.0	73.7
Deferred revenue	54.9	51.5
Accrued expenses	21.7	19.8
Wages and social contributions payable	15.4	15.8
Other payables	6.3	13.9
Notes payable	2.1	13.0
Advances received	11.0	9.0
Frequent flyer program liability (ii)	6.3	4.6
Dividends payable	0.3	0.9
	330.9	**382.0**

i) As of 31 December 2002 the Group had payables to a Russian creditor in the amount of $56.1 million. This creditor was liquidated in 2000. Another entity was established to perform the functions of the liquidated entity. Part of the amount previously payable to the liquidated entity in the amount of $16.2 million was claimed by the new entity and the relevant agreements with respect to the change of the creditor was signed.

Currently, it is uncertain whether other amounts payable to the liquidated entity will be claimed by the newly established entity and in what amount. Management of the Company believes that the new entity is not a legal successor of the liquidated entity. In this case the Company's liabilities mentioned above may be significantly lower than the accounts payable reflected in the consolidated balance sheet as of 31 December 2002. The adjustments (if any) in respect to this uncertainty will be made in the financial statements when the outcome of the issue is known.

The major portion of the above mentioned payables originated before 1999. As of 31 December 2001 the balance outstanding was $59.3 million. Based on the analysis of the situation as of 31 December 2002, management has included payables to the newly established entity of $5.5 million in current trade payables and accruals and the remaining portion of payables amounting to $50.6 million – in non-current accounts payable and accrued liabilities.

ii) The Company introduced a frequent flyer program "Aeroflot Bonus" in 1999. As of 31 December 2002 and 2001 approximately 177,000 and 111,000 of passengers, respectively, participated in the program. Frequent flyer program liability as of 31 December 2002 and 2001 represents incremental costs, which are included in sales and marketing expenses, associated with providing free transportation under "Aeroflot Bonus".

18. NON-CURRENT ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	31 December 2002	31 December 2001
	$ million	$ million
Contingent provisions	31.7	32.0
Non-current accounts payable and accrued liabilities	65.6	51.3
	97.3	83.3

Included in non-current accounts payable and accrued liabilities as of 31 December 2002 and 2001 is the long-term portion of a payable to a Russian creditor in the amount of $50.6 and $43.1 million, respectively, as described in Note 17 to the consolidated financial statements.

19. SHORT-TERM BORROWINGS

	31 December 2002	31 December 2001
	$ million	$ million
Bonds payable in Rubles (i)	28.5	20.0
Loans and credit lines in USD		
Moscow Narodny Bank Ltd. (ii)	50.0	40.0
Syndicated loan provided by Raiffeisenbank Austria, Kommerzbank (Eurasijia) and Citibank (Moscow) (iii)	-	27.7
Savings Bank of the Russian Federation (iv)	17.0	-
Loans and credit lines in Rubles		
Savings Bank of the Russian Federation (v)	10.9	31.5
Trust Investment Bank (vi)	-	5.0
Petrocommerzbank (vii)	-	3.3
Guta Bank (viii)	-	2.1
Other	3.3	1.5
	109.7	131.1

i) In March 2002 the Company issued 1,000,000 bonds at a par value of 1,000 Russian Rubles per bond with maturity 728 days. Bonds were traded in the Moscow Interbank Currency Exchange. The Bonds effective interest was 17.9 percent per annum. Interest is payable semi-annually. Bonds are putable to the Company at the coupon payment date at the request of the bondholder. Interest accrued as of 31 December 2002 amounting to $1.5 million is included in accrued expenses.

ii) The balance comprises one credit line and two loans. One credit line amounting to $40 million bears interest at LIBOR + 4.25 percent per annum and two loans amounting to $5 million each bear interest at 7.50 and 7.75 percent per annum, respectively. The credit line effective rate for 2002 was 6.03 percent.

iii) The loan was repaid in August 2002. The effective interest rate for 2002 was 6.55 percent.

iv) The amount represents a balance due under a revolving credit line with a limit of $27 million. The amount due is payable by June 2004 and bears interest at LIBOR + 4 percent per annum.

The effective interest rate for 2002 was 5.4 percent. Fixed assets of $11.4 million are pledged as collateral under this loan agreement as disclosed in Note 16.

v) Loan stated as of 31 December 2001 bears interest at 17 percent per annum. The loan was repaid in 2002 on maturity. The balance as of 31 December 2002 consists of one non-revolving secured credit line amounting to $8.4 million (with limit up to $18.4 million) and secured loan amounting to $2.5 million. Credit line and loan bear interest at 17 percent per annum each. Both credit line and loan have been repaid subsequent to year-end on maturity. Fixed assets of $11.4 million are pledged as collateral under these credit line and loan agreements as disclosed in Note 16.

vi) Unsecured loan bearing interest at 20 percent per annum was repaid in 2002 on maturity.

vii) Unsecured loan bearing interest at 20 percent per annum was repaid in 2002 on maturity.

viii) In 2001 the Company was granted an unsecured overdraft loan with a limit of Russian Rubles 100 million ($3.3 million at the exchange rate as of 31 December 2001). As of 31 December 2001, the balance drawn under this facility was $2.1 million payable in 2002 and bearing interest of 15 percent per annum.

20. FINANCE LEASES PAYABLE

The Company leases foreign aircraft under finance lease agreements. Leased assets are listed in Note 1 above.

	31 December 2002	31 December 2001
	$ million	$ million
Total outstanding payments	143.1	525.1
Finance charge	(8.0)	(136.2)
Principal outstanding	**135.1**	**388.9**
Representing:		
Short-term lease payable	21.3	49.5
Long-term lease payable	113.8	339.4
Due for repayment (principal and finance charge):		
Within one year	25.6	83.0
Between:		
one and two years	117.5	77.7
two and three years	-	79.2
three and four years	-	63.9
four and five years	-	59.4
five and ten years	-	161.9
after ten years	-	-
	143.1	**525.1**

Interest unpaid as of 31 December 2002 and 2001 was approximately $0.4 million and $3.3 million, respectively, and has been included in accrued expenses. In 2002 the effective interest rate on these leases approximated 6%.

The Company's aircraft leases are subject to normal positive and negative covenants. In accordance with those covenants, the Company maintains insurance coverage for its leased aircraft.

In December 2002 the Company sold and leased back ten aircraft Boeing 737-400. This resulted in reduction of finance lease payable as of 31 December 2002 as compared to those as of 31 December 2001.

21. MINORITY INTEREST

	31 December 2002	31 December 2001
	$ million	$ million
Beginning balance	7.6	7.0
Minority interest share of net income	2.0	1.7
Minority interest dividends	(1.7)	(1.1)
	7.9	7.6

22. SHARE CAPITAL

	Number of shares authorised, issued and outstanding	Book amount
		$ million
Ordinary shares of one Russian Ruble each:		
As of 31 December 2002 and 2001	1,110,616,299	51.6

Ordinary shareholders are allowed one vote per share. Dividends paid to shareholders are determined by the directors and legally declared and approved at the annual shareholders' meeting.

The Company launched its Level 1 Global Depositary Receipts (GDR) programme in December 2000. The Company signed a depositary agreement with Deutsche Bank Group which allowed the Company's shareholders to swap their shares into GDRs, which trade over-the-counter in US and European markets. The swap ratio was established at 100 shares per GDR, and totalled 20% of the Company's share capital. In 2001, the Company's GDRs were listed on the NEWEX (New Europe Exchange) stock exchange in Vienna. The Company's GDRs were traded at approximately Euro 32.08 (or $37.98 at the exchange rate at that date) as of June 16, 2003.

23. RETAINED EARNINGS

The distributable reserves of the Group comprise only the distributable reserves of the parent company. Furthermore, the statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the current year net profit. For the years ended 31 December 2002 and 2001, the statutory profit for the Company as reported in the published annual statutory financial statements was 3,198 million and 1,314 million Russian Rubles, respectively. However, this legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these consolidated financial statements.

For the years ended 31 December 2002 and 2001 the shareholders of the Company have approved dividends totalling 322.1 million Russian Rubles ($10.1 million at the 2002 year-end exchange rate) and 66.6 million Russian Rubles (approximately $2.2 million at the 2001 year-end exchange rate), respectively.

In accordance with IAS 10 (revised 1999) "Events after the balance sheet date", dividends for 2002, which were declared and approved subsequently to 31 December 2002, have not been accrued in the consolidated financial statements for the year ended 31 December 2002. They will be recorded in the consolidated statement of shareholders' equity for the year ending 31 December 2003.

24. SEGMENT INFORMATION

Reporting format – business segments

Year ended 31 December 2002	Airline $ million	Catering $ million	Hotels $ million	Other $ million	Eliminations $ million	Group $ million
External sales	1,536.1	14.0	10.2	2.7	-	1,563.0
Intra segment sales	5.5	33.1	4.8	-	(43.4)	-
Total revenue	1,541.6	47.1	15.0	2.7	(43.4)	1,563.0
Operating profit	151.6	4.5	1.5	1.2	-	158.8
Interest expense	(34.6)	-	(2.1)	-	2.1	(34.6)
Interest income	7.3	-	-	-	(2.1)	5.2
Share of income in associates	-	-	3.0	2.9	-	5.9
Foreign exchange and translation income (loss), net	8.2	(0.5)	(1.1)	-	-	6.6
Non-operating (loss) income, net	(9.2)	-	-	0.2	-	(9.0)
Income before tax	123.3	4.0	1.3	4.3	-	132.9
Taxation	(39.4)	(1.2)	0.9	(1.9)	-	(41.6)
Income after tax	83.9	2.8	2.2	2.4	-	91.3
Minority interest						(2.0)
Net income						89.3
Segment assets	809.7	11.9	37.8	20.0	-	879.4
Associates	-	-	5.1	0.9	-	6.0
Consolidated total assets						885.4
Segment liabilities	675.2	10.0	10.2	17.3	-	712.7
Capital expenditure	58.8	1.6	-	-	-	60.4
Depreciation	100.5	1.2	5.3	-	-	107.0

Year ended 31 December 2001	Airline $ million	Catering $ million	Hotels $ million	Other $ million	Eliminations $ million	Group $ million
External sales	1,534.3	14.5	9.2	-	-	1,558.0
Intra segment sales	0.7	35.5	4.6	-	(40.8)	-
Total revenue	1,535.0	50.0	13.8	-	(40.8)	1,558.0
Operating profit	32.0	7.1	1.0	-	-	40.1
Interest expense	(44.6)	-	(3.4)	-	3.1	(44.9)
Interest income	6.8	-	-	-	(3.1)	3.7
Share of income in associates	-	-	1.0	5.3	-	6.3
Foreign exchange and translation income (loss), net	2.3	(0.1)	(0.5)	-	-	1.7
Non-operating income (loss), net	8.4	0.1	(0.2)	-	(4.5)	3.8
Income (loss) before tax	4.9	7.1	(2.1)	5.3	(4.5)	10.7
Taxation	1.8	(2.5)	14.6	(2.8)	-	11.1
Income after tax	6.7	4.6	12.5	2.5	(4.5)	21.8
Minority interest						(1.7)
Net income						20.1
Segment assets	1,052.6	11.4	35.0	-	-	1,099.0
Associates	-	-	6.1	7.1	-	13.2
Consolidated total assets						1,112.2
Segment liabilities	1,005.9	10.5	10.5	-	-	1,026.9
Capital expenditure	81.1	0.9	0.2	-	-	82.2
Depreciation	98.1	1.0	5.3	-	-	104.4

The Group is organised into three main segments:

- Airline – domestic and international passenger and cargo air transport and other airline services;
- Catering – the preparation of food and beverages for air travel;
- Hotels – the operation of hotels.

All operations are based in Russia therefore no geographical segment information is disclosed. Details of the geographical split of revenues from scheduled passenger and cargo airline activities are provided in Note 5.

25. COMMITMENTS UNDER OPERATING LEASES

The future minimum lease payments under non-cancellable foreign aircraft and other operating leases are as follows (the amounts below represent base rent. Maintenance fees which will be paid to the lessors based on actual flight hours are not included in the table):

	31 December 2002	31 December 2001
	$ million	$ million
Within one year	114.2	95.7
Between:		
one and two years	118.6	91.9
two and three years	111.1	80.4
three and four years	60.2	56.5
four and five years	60.2	48.7
after five years	244.9	29.1
Total minimum payments	**709.2**	**402.3**

For details of the fleet under operating leases refer to Note 1.

In December 2002 the Company committed to a restructuring of its fleet (refer also to Note 26). This resulted in an increase in future minimum lease payments under non-cancellable operating leases as of 31 December 2002 as compared to those as of 31 December 2001.

26. FOREIGN FLEET RESTRUCTURING

In 2002 the Company committed to a restructuring of its foreign fleet during 2003-2004. The fleet restructuring program comprises the following steps:

i) In December 2002 the Company sold and leased back ten Boeing 737-400 aircraft. The sale and leaseback resulted in an eighteen-month operating lease.

ii) In December 2002 the Company committed to sell and lease back in July-December 2004 four Airbus A-310 aircraft which are currently under finance lease.

iii) In November 2002 the Company committed to purchase six Airbus A-319 aircraft and two Airbus A-320 aircraft (including engines) in 2003-2004. The purchase price for each Airbus A-319 and Airbus A-320 aircraft (including engines) approximates $36.7 million and $40.7 million, respectively. In December the Company made a prepayment in the amount of $31.5 million. The Company plans to obtain long-term financing from a consortium of foreign banks to fund this acquisition (refer also to Note 28).

iv) In December 2002 the Company committed to enter into an operating lease in October-December 2003 for four Airbus A-320 aircraft for a period of ten years.

v) In December 2002 the Company committed to enter into an operating lease in 2004 for six Airbus A- 319/320 aircraft for a period of ten years.

vi) In December 2002 the Company committed to enter into an operating lease in August 2003 for three Boeing 767-300 ER aircraft for a period of six years.

As a result of this restructuring by the end of 2004 foreign fleet will consist of eighteen Airbus A-320/319 aircraft and nine Boeing 767 aircraft. The Company will also have purchase rights for up to twenty Airbus A-320/319 aircraft in 2005-2007.

27. CONTINGENT LIABILITIES

Political environment

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection in Russia. The nature and frequency of these developments and events associated with these risks, which generally are not covered by insurance, as well as their effect on future operations and earnings are not predictable.

Taxation

Russian tax legislation is subject to varying interpretations and constant changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. The periods remain open to review by the tax authorities for three years. Management of the Group believes that it has adequately provided for tax liabilities in the consolidated financial statements, however, the risk remains that relevant authorities could take differing positions with regard to interpretative issues and the effect could be significant.

Currency control

The Group operates in approximately 50 countries, as well as in Russia, through its representative offices. Given the Group's significant foreign currency revenues and obligations, it is exposed to the risk of non-compliance with Russian currency control legislation. Management believes that the Group generally complies with the currency control regulations and that no contingency provisions are necessary in the consolidated financial statements.

Legal

i) Former members of management of the Company and two Swiss non-bank financial companies that provided treasury and financial services to the Company are currently under investigation by Swiss and Russian authorities for potential misconduct related to the funds managed under the treasury and financial services agreements that were entered into by the former management of the Company.

The Company is not named in the investigation and current management is not aware of misallocated funds, if any. In management's opinion, the Company does not have any potential exposure related to the treasury and financial services agreements nor any of the allegations currently subject to investigation. The accompanying consolidated financial statements do not include provision for any amounts that might result from the investigations. Such amounts, if any, will be reported when they become known and estimable.

ii) The Company was sued by a US based company which provided consulting services related to the Company's commercial activity in Middle Asia for breach of payment terms for consulting fees due. A decision made by Stockholm Arbitrary Court in November 2002 obliged the Company to pay

$17.1 million. The Company has appealed against the court's decision. In May 2003 New York primary court issued an order to allow execution of the decision made by the Stockholm Arbitrary court on the territory of the USA. As a result, was the case not settled by 26 June 2003, the Company's assets located in the USA could be arrested. Management of the Group believes that there is no valid agreement between the Company and the consultant and thus, no basis for settlement. However in the circumstances management has agreed to settle the case and has made provision in full for the amount as of 31 December 2002.

iii) The Group is a defendant in various other legal actions. The maximum extent of the exposure as of 31 December 2002 is approximately $2.7 million. Management has made its best assessment of the likely outcome of the claims outstanding and made a provision amounting to $0.7 million as of 31 December 2002.

iv) In 1997-1998 the Company was charged by the Federal Aviation Service (FAS) for aeronautical services at 50% discount as was agreed by the parties. In 2001 the legal successor of FAS (GOVD) claimed application by FAS of 50% discount in 1997-1998 to be void as contradicting Russian legislation and invoiced the Company for Rubles 200 million (approximately $6.3 million at 2002 year-end exchange rate) for underpaid amounts during 1997-1998 and interest accrued as of 31 December 2002. In the opinion of the management, after taking appropriate legal advise, GOVD arguments are not justifiable until proven in court. Currently GOVD did not take this case to the court. Management believes that it is not likely that any significant settlement will arise and therefore no amount has been accrued in the consolidated financial statements.

28. SUBSEQUENT EVENTS

Subsequent to year-end the following events have occurred:

i) In April 2003, the Company sold eight Ilyushin Il-62M aircraft together with sixty-five related engines and fifteen auxiliary units for $3.2 million. The net book value of these aircraft, related engines and auxiliary units as of 31 December 2002 is $3.7 million.

ii) In 2003, there has been an outbreak of Severe Acute Respiratory Syndrome (SARS). At the time of this report, the outbreak has been largely concentrated in Asia, although cases have been confirmed in, among other locations, the United States and Canada. The Company's regular operations in Middle East and South East Asia region were disrupted as a result of the outbreak and regular traffic decreased by 20.7% and international charter traffic decreased by 15.1% in April 2003 comparing to April 2002. At this time SARS would primarily have an adverse impact on the Company's Asia operations; however, the significant spread of SARS beyond Asia could have an adverse impact on all of the Company's operations.

iii) In May 2003 the Company signed a term sheet with Export Credit Agency ("ECA") for long-term financing of the purchase of six Airbus A319-100 and two Airbus A320-200 aircraft each equipped with CFM engines (refer also to note 26). The loan will be provided for twelve-year period by consortium of banks: BNP Paribas, Citigroup and WestLandesBank.

The loan will bear interest at LIBOR or Euribor plus 0.20% and 0.30% per annum. The total ECA loan amount shall be up to eighty five percent of the aircraft's cost. The aircraft delivery is scheduled within October 2003 – October 2004.

29. INTRA GROUP TRANSACTIONS

The financial statements of the Group include the following balances:

	31 December 2002	31 December 2001
	$ million	$ million
Amounts receivable from non-consolidated subsidiaries and associated undertakings	1.8	3.2
Amounts payable to non-consolidated subsidiaries and associated undertakings	1.2	2.9

Income statement includes the following transactions with the Group companies:

	2002	2001
	$ million	$ million
Sales to non-consolidated subsidiaries and associated undertakings	3.4	2.5
Purchases from non-consolidated subsidiaries and associated undertakings	41.5	24.0

Management believes that pricing of the transactions between the Group companies is based on normal business conditions.

30. PRINCIPAL SUBSIDIARY AND ASSOCIATED UNDERTAKINGS

The principal subsidiary undertakings are:

Company name	Activity	Percentage held at 31 December 2002
ZAO "Sherotel"	Hotel	100.0 %
"Aeroflot's World"	Travel agency	99.9 %
OAO Insurance company "Moscow"	Insurance services	94.9 %
"Aeroflot Garant"	Non-governmental pension fund	81.1 %
ZAO "Aeromar"	Catering	51.0 %
ZAO "Aeroflot-Don"	Airline	51.0 %
ZAO "Aeroservice"	Transportation and courier services	51.0 %

ZAO "Sherotel", ZAO "Aeromar", ZAO "Aeroflot-Don" and OAO Insurance company "Moscow" were consolidated in the financial statements. Investments in "Aeroflot Garant", "Aeroflot's World" and ZAO "Aeroservice" are stated at cost due to the immateriality of these subsidiaries.

The principal associated undertakings are:

Company name	Activity	Percentage held at 31 December 2002
ZAO "Airport Moscow"	Cargo handling	50.0 %
ZAO "Aerofirst"	Trading	33.3 %
ZAO "TZK"	Fuel trading company	31.0 %
OOO "Aeroimp"	Hotel	25.0 %

Investments in ZAO "Aerofirst", OOO "Aeroimp" and ZAO "TZK" were recorded using the equity method of accounting. Investments in ZAO "Airport Moscow" were recorded at cost due to the immateriality of the Group's share in the net assets of this associate.

All companies listed above are incorporated in the Russian Federation.